UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93 –

Company Registry (NIRE) 353.001.861-33

EXCERPT FROM THE MINUTES OF THE 153rd MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 26 2010

1. DATE, TIME AND PLACE: May 26 2010 at 10:00 a.m. at the registered offices of Companhia Paulista de Força e Luz located at Rodovia Campinas Mogi-Mirim, Km 2.5, in the city of Campinas, state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2 Article 18 of the Bylaws of CPFL Energia (“CPFL Energia” or “Company”).

3. ATTENDANCE: All members of the Board of Directors (“Board”) and the Board of Executive Officers.

4. CHAIR: Chairman – Murilo Cesar Lemos dos Santos Passos, and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS ADOPTED:

After waiving the reading of the Meeting’s Agenda, already known to all present, it was decided that the minutes of this meeting would be drawn up in summary form, respecting the rights of those present to manifest their opinions and differences of opinion, which will be filed at the Company’s headquarters, and that the minutes would be published in the form of an extract, omitting the signatures of the Board members.

It was also noted that the votes of the Board members appointed by the controlling shareholders will be counted in accordance with items 5.1 and 7.1 of the Shareholders Agreement filed at the Company, dated 03.22.2002, as amended in 08.27.2002, 11.05.2003 and 12.06.2007.

After examination of the items on the Meeting’s Agenda, the following decisions were taken by unanimous vote and without restriction. The members:

(i)           Were informed regarding the work plans of the Advisory Committees to the Board for the period 2010/2011 and approved the Work Sheets of the Personnel Management Committee, the Management Process Committee and the Related Parties Committee;

(ii)          Approved the continuation of the activities and the respective Work Sheets of the following Advisory Commissions to the Board, for the period 2010/2011: Strategy Commission, Budget Commission and Project Evaluation Commission, and appointed their members, as follows: STRATEGY COMMISSION: Francisco Caprino Neto, Ian Monteiro de Andrade, Ricardo Carvalho Giambroni, Arthur Prado Silva, Martin Roberto Glogowsky and Wilson Ferreira Jr.; PROJECT EVALUATION COMMISSION: Ian Monteiro de Andrade, Fernando Luiz Aguiar Filho, Ricardo Carvalho Giambroni, Arthur Prado Silva and Carlos Eduardo Reich de Sampaio; and the BUDGET COMMISSION: Daniela Corci Cardoso, Luiz Cláudio da Silva Barros and Carlos Eduardo Reich de Sampaio;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93 –

Company Registry (NIRE) 353.001.861-33

(iii)         Were informed regarding the activities of the Advisory Committees to the Board and the Working Commissions during the month of May, the following observations being registered:

(iii.i) Management Process Committee: as regards (i) the Company’s progress in the risk identification and mapping process; (ii) the work done in the field of structuring institutional relations activities; and (iii) the drawing up of an Audit Plan and the cases registered in the Incident Communication Channels through April 2010;

(iii.ii) Project Evaluation Commission: as regards projects in the field of energy generation;

(iv)         Approved the disclosure by the company that DANIELA CORCI CARDOSO, elected to the Fiscal Council by the Ordinary General Meeting held on April 26, is qualified as a financial specialist, as required under Section 407 of the Sarbanes-Oxley law and in accordance with the Securities and Exchange Commission’s rules for non-American companies listed on US Stock Exchanges;

(v)          Were informed regarding the Company’s participation in the IBGC’s 2010 Technical Day and regarding the draft Regulations for Listing on the Mercado Novo Exchange (”The Regulations”) proposed by the BM&FBOVESPA S.A.;

(vi)         Discussed with the Chief Executive Officer the highlights with respect to the performance of the Company’s businesses in April 2010;

(vii)       Approved the minutes of the 152nd Board Meeting held on April 28;

(viii)      Ratified, as required in item “p” of Art. 18 of the Company’s Bylaws, the acquisition by CPFL Comercialização Brasil S.A. (“CPFL Brasil”) of electricity from an incentive-qualifying source for the period from July 1 2010 to December 31 2014 in the amount of up to R$ 32,216,876.00 (thirty two million, two hundred and sixteen thousand, eight hundred and seventy-six reais), as well as the constitution of a guarantee, in accordance with the conditions provided for in Board of Executive Officers’ Resolution Nr. 2010039 of CPFL Brasil;

(ix)         Ratified, as required in item “p” of Art. 18 of the Company’s Bylaws, the acquisition by CPFL Brasil of electricity from an incentive-qualifying source, for the period from January 1 2011 to December 31 2020, in the amount of R$ 221,319,000.00 (two hundred and twenty-one million, three hundred and nineteen thousand reais) and the constitution of a guarantee, in accordance with the conditions provided for in Board of Executive Officers’ Resolution Nr. 2010040 of CPFL Brasil; and

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93 –

Company Registry (NIRE) 353.001.861-33

(x)          Recommended to the Company’s representatives in the Board of Directors of the controlled company CPFL Geração de Energia S.A. (“CPFL Geração”), in accordance with the conditions established in Board of Executive Officers’ Resolution Nr. 2010032, that they vote in favor of the presentation of a proposal for acquiring the quotas representing the capital stock of special purpose companies (“SPCs”). It was noted that this issue had previously been analyzed by the Project Evaluation Commission.

6. CLOSURE: There remaining no more agenda items, the meeting was declared closed and these minutes, having been drawn up, read and approved, were signed by all Board members present and by the Secretary to the Meeting. Murilo Cesar Lemos dos Santos Passos, Robson Rocha, Francisco Caprino Neto, Claudio Borin Guedes Palaia, Ricardo Carvalho Giambroni, Martin Roberto Glogowsky, Ana Dolores M. Carneiro de Novaes and Gisélia Silva, Secretária.

This is a free English translation of the extract from the original minutes drafted to the Minutes Register.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2010

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JÚNIOR
Name: Title:	Wilson P. Ferreira Júnior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.